United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of February 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)


                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X           Form 40-F
                               ---                   ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                      Yes                   No. X
                         ---                   ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----
1.        Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 25, 2002

                                                  ICICI Bank Limited


                                                  By: /s/ Bhashyam Seshan
                                                      --------------------------
                                                      Name:  Bhashyam Seshan
                                                      Title: Company Secretary

                                                           ICICI Bank Limited
                                                           ICICI Towers
                                                           Bandra Kurla Complex
[icici logo] ICICI Bank                                    Mumbai 400 051
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     Press Release                                     Mumbai, February 12, 2002

                  Record Date for payment of interim dividend

The Board of Directors of ICICI Bank Limited (NYSE Code: IBN) at its meeting held on Tuesday, January 22, 2002 had proposed to declare and pay an interim dividend of Rs. 2/- per equity share at the rate of 20 per cent for the year ending March 31, 2002, subject to the approval of the Reserve Bank of India. The approval of the Reserve Bank of India has since been received on February 12, 2002, the deemed date of declaration of the interim dividend.

The Bank has fixed Thursday, March 7, 2002 as the Record Date for the purpose of ascertaining the Members of the Bank entitled to interim dividend. The interim dividend will be paid to those Members whose names will appear on the Register of Members of the Bank and the beneficial owners as appearing in the records of the National Securities Depository Services Limited and the Central Depository Services (India) Limited in India and in the records of Bankers Trust Company in respect of the Bank's American Depository Shares on the close of working hours on Thursday, March 7, 2002.


For investors' queries, contact: Bhashyam Seshan (Phone: (91)-22-653 8420 or 653 7460, Facsimile: (91)-22-653 1167, e-mail bhashyams@icicibank.com)

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Additional Information and Where to Find It

ICICI Bank's filings with the United States Securities and Exchange Commission (US SEC) are also available to the public from commercial document-retrieval services or from the SEC website at www.sec.gov.

Forward-Looking Statements

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the US SEC. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.